EXHIBIT 21.1

SUBSIDIARIES OF XTO ENERGY INC.

Jurisdiction of Incorporation
Classic Petroleum Inc.	Texas
Classic Oil and Gas, Inc.	Texas
Cross Timbers Energy Services, Inc.	Texas
Cross Timbers Trading Company	Texas
Ringwood Gathering Company	Delaware
Timberland Gathering & Processing Company, Inc.	Texas
WTW Properties, Inc.	Texas